NEWS RELEASE

Crosshair Announces Concurrent Private Placements of up to $4 Million

Dated: October 22nd, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that, subject to regulatory approval, it will undertake a brokered private placement with Byron Securities Limited (the “Agent”) on a commercially reasonable “best efforts” basis to accredited investors of up to 5 million units (the “Units”) at a price of $0.20 per Unit for gross proceeds of up to $1 million (the “Unit Private Placement”). Each Unit will be comprised of one common share in the capital of Crosshair (a “Common Share”) and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 18 months following the date the Unit Private Placement closes.

Crosshair will concurrently undertake a brokered private placement with the Agent on a commercially reasonable “best efforts” basis to accredited investors of up to 12 million flow-through shares (the “Flow Through Shares”) at a price of $0.25 per Flow Through Share for gross proceeds of up to $3 million (the “Flow-Through Private Placement”). Each Flow-Through Share will consist of one Common Share which qualifies as a “flow-through share” for tax purposes of the Income Tax Act (Canada).

All securities issued pursuant to the Unit Private Placement and the Flow-Through Private Placement will be subject to a four month hold period.

In connection with the Unit Private Placement, Crosshair will pay to the Agent, subject to regulatory approval, a commission equal to 8% of the gross proceeds raised by the Unit Private Placement and will issue agent’s warrants exercisable to acquire that number of units (“Agent’s Units”) as is equal to 10% of the aggregate amount of Units issued and sold pursuant to the Unit Private Placement, at an exercise price of $0.20 per Agent’s Unit, for a period of 18 months following the date the Unit Private Placement closes. Each Agent’s Unit will consist of one Common Share and one Warrant exercisable for one Common Share at an exercise price of $0.30 per Common Share for 18 months following the date the Unit Private Placement closes.

In connection with the Flow-Through Private Placement, Crosshair will pay to the Agent, a commission equal to 8% of the gross proceeds raised by the Flow-Through Private Placement and will issue agent’s warrants exercisable to acquire that number of Common Shares as is equal to 10% of the aggregate amount of Flow-Through Shares issued and sold pursuant to the Flow-Through Private Placement, at an exercise price of $0.25 per Common Share, for a period of 18 months following the date the Flow-Through Private Placement closes.

The funds raised from the Unit Private Placement will be used by Crosshair to finance the exploration expenditures on its properties. The funds raised from the Flow-Through Private Placement will be used by Crosshair for exploration expenditures on its Golden Promise Gold Project and Central Mineral Belt Vanadium Resource upgrade, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2009 taxation year.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

About Byron Securities Limited

For more information on Byron Securities Limited, please visit www.byroncapitalmarkets.com or contact Robert Orviss at (647) 426-1668, rorviss@byroncapitalmarkets.com or Syndication at (647) 426-1662, ecm@byroncapitalmarkets.com .

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.